SUB-ITEM 77C

Submission of matters to a vote of security holders

Special meeting of the shareholders of the funds were held on
June 16, 2010, to vote on the following proposals. The proposals received the required number of votes of American Century
Strategic Asset Allocations, Inc. or the applicable fund,
and were adopted. A summary of voting results is listed below the proposals.

Proposal: To elect one Director to the Board of Directors of the Issuer.

   John R. Whitten

Affirmative:    2,015,882,953.29
Withhold:   71,829,300.68
Abstain   0.00
Broker non-votes 0.00

Previously elected Directors whose term of office continued
after the meeting include: Thomas Brown, Andrea Hall, James Olson,
Donald Pratt, M. Jeannine Strandjord and Jonathan S. Thomas.

Proposal: To approve a management agreement with American
Century Investment Management, Inc.

 Strategic Allocation: Aggressive Strategic Allocation: Aggressive
 Investor, A, B, C and R Class  Institutional Class

Affirmative  393,818,010.37   123,425,693.29
Against   4,424,677.30   0.00
Abstain   28,530,904.15   0.00
Broker non-votes 139,130,032.34   965,713.00

 Strategic Allocation: Conservative Strategic Allocation: Conservative –
 Investor, A, B, C and R Class  Institutional Class

Affirmative  209,399,568.90   111,067,686.51
Against   1,380,342.65   0.00
Abstain   11,938,474.24   0.00
Broker non-votes 51,903,149.15   967,817.52

 Strategic Allocation: Moderate Strategic Allocation: Moderate –
 Investor, A, B, C and R Class Institutional Class

Affirmative  508,093,593.11   279,057,374.75
Against   4,273,273.28   24,251,152.79
Abstain   26,796,225.70   0.00
Broker non-votes 167,667,925.67   620,639.25